FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 400 Tian Yao Qiao Road

Shanghai 200030, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: June 26, 2007

Exhibit 99.1

Home Inns to acquire the remaining minority stake in Home Inns Beijing and all of the equity interest in Beijing City Sunshine Hotels Management

Shanghai, June 26, 2007 – Home Inns & Hotels Management Inc. announced today that it has entered into a definitive agreement to acquire the remaining 4.412% stake in its majority owned subsidiary, Home Inns & Hotels Management (Beijing) Ltd. (“Home Inns Beijing”), and another definitive agreement to acquire Beijing City Sunshine Hotel Management Inc (“Beijing City Sunshine”), a hotel management company with three leased-and-operated hotels in Beijing.

Acquisition of the Remaining 4.412% Stake in Home Inns Beijing

Home Inns currently owns 95.588% of Home Inns Beijing, the subsidiary that operates all Home Inns’ leased-and-operated hotels, while the remaining 4.412% is owned by a joint venture partner which is a subsidiary of Beijing Tourism Group. Upon acquisition of the remaining 4.412% stake, Home Inns Beijing will become a wholly-owned subsidiary of Home Inns. Home Inns has agreed to pay a total consideration consisting of RMB 60 million and 441,669 ordinary shares of Home Inns. This transaction is expected to close in the third quarter of 2007. Home Inns Beijing generated revenue of RMB 567.9 million and RMB174.6 million in 2006 and the first quarter of 2007, respectively, which contributed to approximately 96.5% and 95.4% of Home Inns’ total revenues in 2006 and the first quarter of 2007, respectively.

“After the acquisition, we will own all of the economic interest in Home Inns Beijing, and eliminate the portion of the minority interest in our income statement currently attributed to this 4.412% stake in Home Inns Beijing,” said Ms. May Wu, Home Inns’ Chief Financial Officer, “in addition, it is a strategically important move for Home Inns as the new and simplified corporate structure may allow us to substantially shorten the capital injection and currency conversion cycle at Home Inns Beijing, which in turn will better serve our rapid expansion activities.”

Acquisition of Beijing City Sunshine Hotel Management Inc.

Beijing City Sunshine has two leased-and-operated economy hotels in operation and one additional hotel under development in Beijing. Home Inns will acquire Beijing City Sunshine in its entirety, for an undisclosed amount of cash. This acquisition is expected to close in early third quarter and is expected to add approximately RMB 6 million in revenues for the remainder of 2007.

“We are very pleased to bring into our portfolio these three additional hotels with excellent locations in Beijing,” said David Sun, Home Inns’ Chief Executive Officer. “We are even more excited about converting these properties into Home Inns hotels and achieving Home Inns’ performance at these hotels in the foreseeable future.”

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the remainder of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our registration statements on Form F-1 and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of June 26, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

Angela Li

Home Inns & Hotels Management Inc.

Tel:        +86-21-64861818, ext. 2004

Email:    xlli@homeinns.com